

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2010

Chi Wu
President and Secretary
China Gate Acquisition Corp. 1
745 E. Valley Blvd. #326
San Gabriel, California 91776

>   **Re: China Gate Acquisition Corp. 1**
>   **Registration Statement on Form 10-12G**
>   **Filed November 9, 2010**
>   **File No. 000-54175**

Dear Mr. Wu:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

Forward Looking Statements, page 2

1.   In the fourth sentence of the "Forward Looking Statements" paragraph on page 2, we note your cross-reference to the "risks discussed under the section entitled 'Risk Factors.'" However, we note that as a "smaller reporting company" as defined by Item 10 of Regulation S-K, you have not disclosed any risk factors under Item 1A on page 5. Please reconcile this disclosure.

Item 1. Business

Business of Issuer, page 3

2.   Please reconcile your disclosure in the third paragraph that there have been no "specific" discussions with the disclosure in the sixth paragraph on page 6 that your officer and directors have not had any preliminary contact or discussions with other entities regarding a business combination with you.

3.   Please explain the meaning of the company's name, in view of the fact that you may complete a business combination with a company in any geography.

Form of Acquisition, page 4

4.   In the second paragraph clarify, if true, that what you mean by "prior stockholders" are stockholders of the registrant.

Item 2. Financial Information

Management's Discussion and Analysis..., page 6

5.   Refer to your disclosure in the first paragraph on page 7. Please revise your disclosure to state clearly how a private operating company would benefit by completing a business combination with you rather than by filing its own Exchange Act registration statement.

Item 3. Properties, page 7

6.   Revise to disclose the address and size of the office as well as the owner/occupant.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 8

7.   Supplementally advise us as to any arrangements which may at a subsequent date result in change in control of the registrant.

8.   Revise footnotes 2 and 3 on page 8 to indicate whether each of Chi Wu and Ko-Hung Wang has sole voting power, shared voting power, sole investment power or shared investment power with respect to the shares of Common Stock of the company owned by Plato Star Group Limited and China Gate Technology Co. Ltd., respectively. Refer to Instruction 2 to Item 403 of Regulation S-K.

9.   We note your disclosure in footnote 2 on page 8 that Chi Wu is "principal" of Plato Star Group Limited and in the first paragraph on page 11 that he is "a principal" of this entity. With a view toward disclosure, clarify whether Chi Wu is the sole principal of Plato Star Group Limited.

10.   We note your disclosure in footnote 4 on page 8 that Ko-Hung Wang is "principal" of China Gate Technology Co. Ltd. and in the first paragraph on page 11 that he is "a principal" of this entity. With a view toward disclosure, clarify whether Ko-Hung Wang is the sole principal of China Gate Technology Co. Ltd..

Item 5. Directors and Executive Officers

Identification of Directors and Executive Officers, page 9

11. In the paragraph describing Chi Wu's business experience, please revise to indicate the time periods during which Mr. Wu served in his various positions as (i) VP of Research and Development and VP of Marketing and Sales for Nortel Networks, NASA-Jet Propulsion Lab and SWT Optical Communications; (ii) consultant to the Department of Information Technology of Fujian Province, Director of Joint Research Lab of Institute of Semiconductors of Chinese Academy of Sciences and Premier Optoelectronics and (iii) managing director of PolyFuel Inc. and VIASPACE Inc..

12. We note your disclosure that Ko-Hung Wang is the Executive Technology Advisor and Director of the company. Please reconcile this disclosure with the table in Item 6 on page 10, which indicates that Mr. Wang is the Secretary of the company.

13. In the paragraph describing Ko-Hung Wang's business experience, please revise to indicate when Ko-Hung Wang became Executive Technology Advisor and Director of the company and to provide a more robust description of the nature of the responsibilities undertaken by Mr. Wang in his current positions of CEO and Technology Advisor at China Gate Technology Co..

Involvement in Certain Legal Proceedings, page 9

14. Please revise to provide the disclosure required by Item 401(f) of Regulation S-K, in particular with respect to certain legal proceedings that occurred during the past ten years and that are material to an evaluation of the ability or integrity of any director, person nominated to become a director or executive officer of the company.

Prior Blank Check Company Experience, page 9

15. We note your disclosure in the "Additional Information" column that "Messrs. Wu and Wang have been principals of these companies since inception." Please revise to clearly indicate the names of the principal(s) of each entity separately.

Item 7. Certain Relationships and Related Transactions, and Director Independence

Promoters and Certain Control Persons, page 11

16. We note your disclosure that "[c]ertain fees and expenses related to the formation of the Company and the professional fees and expenses associated with the preparation and the filing of the Company's registration statement on Form 10 have been advanced to the Company by our stockholders." Please revise your disclosure to quantify these amounts.

Item 10. Recent Sales of Unregistered Securities, page 12

17.   Please revise to state Chi Wu's relationship to Plato Star Group Limited and Ko-Hung Wang's relationship to China Gate Technology Co. Ltd..

Financial Statements

18.   Revise to move the financial statements to be presented before the signature page.

19.   With regards to Notes 2 and 4 and the comment above regarding Promoters and Certain Control Persons, revise to reconcile the disclosure in Note 4 that "One of the Company's shareholders …" advanced funds with the disclosures in the other sections that state "shareholders".

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact David Lin, attorney-advisor, at (202) 551-3552 or me at (202) 551-3434 with any questions.

                                              Sincerely,

                                              Michael Clampitt
                                              Senior Counsel

cc.   (facsimile only)
         David N. Feldman, Esq.
         Richardson & Patel LLP
         (212) 997-4242